Filed by Vector Group Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
under the Securities Exchange Act of 1934
Subject Company: New Valley Corporation
Commission File No. 1-2493
November 16, 2005

Contact: Paul Caminiti/Brandy Bergman/Carrie Bloom
Citigate Sard Verbinnen
212/687 – 8080
VECTOR GROUP INCREASES EXCHANGE OFFER TO ACQUIRE
OUTSTANDING SHARES OF NEW VALLEY CORPORATION
TO 0.54 VECTOR SHARES FOR EACH NEW VALLEY SHARE
Vector Enters into Agreements to Tender with Several Large New Valley Stockholders;
At Least 84.6% of Outstanding New Valley Shares Committed to Transaction

     MIAMI, FL, November 16, 2005 — Vector Group Ltd. (NYSE: VGR) today announced that it is increasing its offer to the stockholders of New Valley Corporation (NASDAQ: NVAL) to acquire all of the outstanding common shares of New Valley that Vector Group does not already own. Under the increased offer, New Valley stockholders are being offered 0.54 shares of Vector Group common stock, in an exchange designed to be tax-free, for each outstanding common share of New Valley they own. Vector Group would issue approximately 5.2 million shares to complete the transaction.
     Based on the $20.03 closing price of Vector Group’s shares on November 16, 2005, the increased offer of 0.54 shares of Vector Group for each New Valley common share represents a value of approximately $10.82 per common share of New Valley and a 45% percent premium to the closing price of New Valley’s common shares on September 26, 2005, the last trading day prior to the initial announcement of the exchange offer.
     Vector Group also announced today that several large New Valley stockholders have endorsed the terms of the increased exchange offer by entering into agreements with Vector Group. Under these agreements, each holder has agreed to tender all of its common shares of New Valley into Vector Group’s increased offer. The New Valley common shares subject to these agreements represent approximately 27 percent of New Valley’s outstanding common shares. These shares, when aggregated with the approximately 57.7 percent of New Valley’s common stock currently owned by Vector Group, account for 84.6 percent of New Valley’s outstanding common stock that is committed to the transaction.
     Vector Group will file amended offering documents with the Securities and Exchange Commission shortly. As previously disclosed, completion of the exchange offer is subject to the satisfaction of conditions, including that Vector Group holds at least 90 percent of the outstanding common shares of New Valley at the completion of the exchange offer, and other customary conditions.
     As previously announced, the exchange offer will expire at 5:00 p.m., New York City time on Friday, December 9, 2005, unless Vector Group further extends the exchange offer. Also as previously announced, a special meeting of Vector Group stockholders to approve the issuance of shares of Vector Group’s common stock pursuant to Vector Group’s exchange offer for all of the outstanding common shares of New Valley not currently owned by Vector Group will be held on Thursday, December 8, 2005, at 11:00 a.m. Eastern Time at the Bank of America Tower, 100 S.E. Second Street, 19th Floor Auditorium, Miami, Florida.
About Vector Group Ltd.
Vector Group is a holding company that indirectly owns Liggett Group Inc., Vector Tobacco Inc. and a controlling interest in New Valley Corporation. Additional information concerning the company is available on the company’s website, www.VectorGroupLtd.com.
Additional Information and Where to Find It
A prospectus, which is part of the Vector Registration Statement on Form S-4, and related exchange offer materials, including a letter of transmittal, has been mailed to stockholders of New Valley. In addition, Vector has filed such prospectus and related materials and a proxy statement on Schedule 14A and related materials with the Securities and Exchange Commission (SEC). Investors and security holders are advised to carefully read these documents and the amended Registration Statement and Schedule TO when they become available. These materials contain important information about the transaction and should be read in connection with making a decision with respect to the exchange offer.
     Investors and security holders may obtain a free copy of the prospectus, proxy statement and other documents filed by Vector with the SEC at the SEC’s web site, www.sec.gov. Copies of such prospectus, proxy statement and Vector’s related filings made with the SEC may also be obtained from Vector’s Investor Relations Department at 305-579-8000 or from Georgeson Shareholder Communications Inc., Vector’s information agent, at (877) 388-2794 (toll free).
* * *
     This news release contains certain forward-looking statements about future business transactions involving Vector and New Valley. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Vector’s current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Vector and New Valley Annual Reports on Form 10-K and subsequent reports that have been filed by the companies with the SEC.
# # #